EXHIBIT 12

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)

	Years Ended
	2013	2014	2015	2016	2017
EARNINGS:
Earnings before income taxes	369,014	338,267	469,215	406,381	313,786
Fixed charges	181,460	187,291	194,635	190,083	183,722
Add: Amortization of capitalized interest	589	535	571	599	1,489
Less: Interest capitalized	—	—	—	—	—
Earnings available for fixed charges (A)	551,063	526,093	664,421	597,063	498,997

FIXED CHARGES:
Interest and other financial charges	140,729	144,960	150,784	147,843	140,349
Portion of rents representing interest expense	40,731	42,331	43,852	42,240	43,373
Total fixed charges (B)	181,460	187,291	194,636	190,083	183,722

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	3.04x	2.81x	3.41x	3.14x	2.72x